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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. 1)


                                  REVLON, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


     Class A Common Stock, par value $0.01 per share CUSIP No. 761525 50 0
-------------------------------------------------------------------------------
                         (Title of Class of Securities)





                        (CONTINUED ON FOLLOWING PAGE(S))


                                  Page 1 of 7




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CUSIP NO. 761525 50 0                                               Page 2 of 7
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1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           REV HOLDINGS INC.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE
-------------------------------------------------------------------------------
                 5.       SOLE VOTING POWER
                                  -0-
              -----------------------------------------------------------------
                 6.       SHARED VOTING POWER
NUMBER
OF SHARES                         42,500,000 Class A Common Stock
BENEFICIALLY                      (includes 31,250,000 shares of
OWNED BY                          Class B Common Stock convertible
EACH                              into an equal number of shares of
REPORTING                         Class A Common Stock at any time)
PERSON WITH   -----------------------------------------------------------------
                 7.       SOLE DISPOSITIVE POWER
                                  -0-
              -----------------------------------------------------------------
                 8.       SHARED DISPOSITIVE POWER
                                  42,500,000 Class A Common Stock
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        42,500,000 Class A Common Stock
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  83.1% of aggregate Class A Common Stock and Class B Common Stock outstanding
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  CO

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CUSIP NO. 761525 50 0                                              Page 3 of 7
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                    MAFCO HOLDINGS INC.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)  [ ]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  DELAWARE
-------------------------------------------------------------------------------
                 5.       SOLE VOTING POWER

                                  -0-
              -----------------------------------------------------------------
                 6.       SHARED VOTING POWER

NUMBER                            42,500,000 Class A Common Stock
OF SHARES                         (includes 31,250,000 shares of
BENEFICIALLY                      Class B Common Stock convertible
OWNED BY                          into an equal number of shares of
EACH                              Class A Common Stock at any time)
REPORTING     -----------------------------------------------------------------
PERSON WITH      7.       SOLE DISPOSITIVE POWER

                                  -0-
              -----------------------------------------------------------------
                 8.       SHARED DISPOSITIVE POWER

                                  42,500,000 Class A Common Stock
-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        42,500,000 Class A Common Stock
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            [ ]
-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  83.1% of aggregate Class A Common Stock and Class B Common Stock outstanding
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  CO



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CUSIP NO. 761525 50 0                                               Page 4 of 7

Item 1(a):       Name of Issuer.

                 REVLON, INC. (the "Company")

Item 1(b):       Address of Issuer's Principal Executive Offices.

                 626 Madison Avenue
                 New York, New York  10022

Item 2(a):       Name of Persons Filing.

                 REV Holdings Inc. ("REV Holdings") is a wholly owned indirect subsidiary of Mafco Holdings Inc. ("Mafco Holdings"). All of the capital stock of Mafco Holdings is owned by Ronald O. Perelman.


Item 2(b):       Address of Principal Business Office.

                 The principal business offices of REV Holdings are located at 625 Madison Avenue, New York, New York 10022. The principal business offices of Mafco Holdings are located at 35 East 62nd Street, New York, New York 10021.

Item 2(c):       Citizenship.

                 REV Holdings and Mafco Holdings each are Delaware corporations.

Item 2(d):       Title of Class of Securities.

                 Class A Common Stock, par value $.01 per share.


Item 2(e):       CUSIP Number.

                 761525 50 0

Item 3:          Not Applicable







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CUSIP NO. 761525 50 0                                               Page 5 of 7



Item 4:          Ownership.

                 REV Holdings owns directly 11,250,000 shares of Class A Common Stock, which represented approximately 56.6% of the total number of Shares of Class A Common Stock outstanding at December 31, 1997. REV Holdings owns directly 31,250,000 shares of Class B Common Stock, which represented 100% of the Class B Common Stock outstanding at December 31, 1997. REV Holdings succeeded to the ownership of the shares of common stock owned by it as a result of a merger, during 1997, of Revlon Worldwide Corporation with and into REV Holdings. Prior to the merger, Revlon Worldwide Corporation had owned all of the shares of common stock of the Company owned by REV Holdings. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock at any time. Mafco Holdings may be deemed to beneficially own the shares owned by REV Holdings. Ronald O. Perelman owns all of the capital stock of Mafco Holdings.

                 (a)  Amount Beneficially Owned:

                          42,500,000 shares of Class A Common Stock, as described above.

                 (b)  Percent of Class:

                          Approximately 83.1% of Class A Common Stock based upon an aggregate of 19,975,000 shares of Class A Common Stock and 31,250,000 shares of Class B Common Stock outstanding on December 31, 1997. Shares of Class A Common Stock have one vote per share. Shares of Class B Common Stock have ten votes per share. Accordingly, ownership of such 11,250,000 shares of Class A Common Stock and 31,250,000 shares of Class B Common Stock, possesses 97.4% of the Common Stock voting power.


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CUSIP NO. 761525 50 0                                               Page 6 of 7




                 (c)      Number of shares as to which such person has:

                          (i)  Sole power to vote or to
                                 direct the vote....................        -0-

                          (ii)  Shared power to vote or to
                                  direct the vote .................. 42,500,000

                          (iii)  Sole power to dispose or to
                                   direct the disposition of........        -0-

                          (iv)  Shared power to dispose or to
                                  direct the disposition of......... 42,500,000



Item 5:           Owner of Five Percent or Less of a Class.

                  Not Applicable


Item 6:           Ownership of More than Five Percent on Behalf of
                  Another Person.

                  All of the shares owned are pledged to secure obligations.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable


Item 8:           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9:           Notice of Dissolution of Group.

                  Not Applicable

Item 10:          Certification.

                  Not Applicable



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CUSIP NO. 761525 50 0                                              Page 7 of 7


                                   Signature

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1998

                                   REV HOLDINGS INC.

                                   By: /s/ Glenn P. Dickes
                                      ----------------------------------------
                                      Name:  Glenn P. Dickes
                                      Title: Vice President and Assistant
                                             Secretary




                                   MAFCO HOLDINGS INC.

                                   By: /s/ Glenn P. Dickes
                                      ----------------------------------------
                                      Name:  Glenn P. Dickes
                                      Title: Senior Vice President